June 13, 2023
VIA EDGAR

Office of Industrial Applications and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Ms. Kristin Lochhead
Mr. Brian Cascio

Re:    Local Bounti Corporation
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 31, 2023
File No. 001-40125
Dear Ms. Lochhead and Mr. Cascio:

On behalf of Local Bounti Corporation (the “Company,” “Local Bounti,” “we” or “our”), I hereby submit the Company’s response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2022 (the “Form 10-K”), as set forth in the Staff’s letter dated May 30, 2023 to Kathleen Valiasek, Chief Financial Officer (the “Comment Letter”).
For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Form 10-K. All capitalized terms used and not otherwise defined herein will have the meanings set forth in the Form 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2022
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 54
1.We reference the adjustment to Adjusted EBITDA for the year ended December 31, 2022 and the three months ended March 31, 2022 in the press release attached to your Forms 8-K dated March 23, 2023 and May 10, 2023 related to "Utilities price spike and inclement weather related costs." However, we do not see any discussion within your Form 10-K or subsequent Form 10-Q related to the impact of utilities price spikes or inclement weather. In

U.S. Securities and Exchange Commission
June 13, 2023

future filings, please revise to include a detailed discussion of current trends that impacted your financial results over the periods presented. Reference Item 303(b)(2) of Regulation S-K.
Response to Comment No. 1.We respectfully acknowledge the Staff’s comment and in future filings the Company will enhance its discussion within Management's Discussion and Analysis of Financial Condition and Results of Operations to further describe any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Set forth below is an illustrative example of such disclosure utilizing the Form 10-K:
Additionally, cost of goods sold was negatively impacted by $[XX] million for the period due to utility price spikes in California and inclement weather-related costs that impacted yields at our California facilities. We expect these incremental costs to decrease and trend closer to historical levels over the coming quarters.
Consolidated Financial Statements for the Year Ended December 31, 2022
2. Summary of Significant Accounting Policies, Revenue Recognition, page 70
2.We reference the disclosure that customer contracts generally do not include more than one performance obligation. Please tell us and revise future filings to discuss, if material, the contracts that result in more than one performance obligation. The disclosure should identify the multiple performance obligations and how you allocate and recognize revenue for each obligation.
Response to Comment No. 1.We respectfully acknowledge the Staff’s comment and in future filings the Company will discuss, if material, the contracts that result in more than one performance obligation. The Company does not currently have any contracts that include more than one performance obligation. Set forth below is proposed revised disclosure based on the disclosure included on page 70 of the Form 10-K, clarifying this point (emphasis added to relevant sentence):
Revenue Recognition
The Company’s principal business is the production and sale of sustainably grown fresh greens through CEA facilities. Revenue is recognized at a point in time when control of the product is transferred or passes to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods. Control over the product passes to the customer based upon applicable shipping terms, which typically occurs when products leave the Company’s facilities with the first transportation carrier.
Customer contracts do not include more than one performance obligation. Product prices are based on agreed upon rates with customers and do not include a financing component or noncash consideration. Also, the Company’s customer contracts do not include variable consideration and product sales are recorded net of discounts, returns and allowances. Consideration given to customers for cooperative advertising is recognized as a reduction of revenue except to the extent that there is a distinct good or service, in which case the expense is classified as selling or marketing expense. Provisions for discounts, returns and promotional allowances were not material at December 31, 2022.
The Company’s product sales do not typically include return rights, but the Company may offer in certain cases an assurance-type warranty to refund or replace the product if it

U.S. Securities and Exchange Commission
June 13, 2023

does not meet quality specifications and such nonconformity is communicated to the Company within a set number of days of shipment. Refunds are recognized as a reduction of revenue based on a historical rate of experience when the product sale is consummated. Also, an estimate of the cost to replace a returned product is based on a historical rate of experience and recognized as a liability and related expense when the product sale is consummated. Product returns have not been material to date.
3.Revise future filings to clarify whether any of the consideration amount is variable, and, if so, whether the estimate of variable consideration is typically constrained. In addition, disclose any obligations for returns, refunds, and other similar obligations and any types of warranties and related obligations. Reference ASC 606-10-50-12.
Response to Comment No. 1.We respectfully acknowledge the Staff’s comment and in future filings the Company will clarify whether any of the consideration amount is variable, and, if so, whether the estimate of variable consideration is typically constrained and will disclose any obligations for returns, refunds, and other similar obligations and any types of warranties and related obligations. Set forth below is proposed revised disclosure based on the disclosure included on page 70 of the Form 10-K (emphasis added to relevant sentences):
Revenue Recognition
The Company’s principal business is the production and sale of sustainably grown fresh greens through CEA facilities. Revenue is recognized at a point in time when control of the product is transferred or passes to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods. Control over the product passes to the customer based upon applicable shipping terms, which typically occurs when products leave the Company’s facilities with the first transportation carrier.
Customer contracts do not include more than one performance obligation. Product prices are based on agreed upon rates with customers and do not include a financing component or noncash consideration. Also, the Company’s customer contracts do not include variable consideration and product sales are recorded net of discounts, returns and allowances. Consideration given to customers for cooperative advertising is recognized as a reduction of revenue except to the extent that there is a distinct good or service, in which case the expense is classified as selling or marketing expense. Provisions for discounts, returns and promotional allowances were not material at December 31, 2022.
The Company’s product sales do not typically include return rights, but the Company may offer in certain cases an assurance-type warranty to refund or replace the product if it does not meet quality specifications and such nonconformity is communicated to the Company within a set number of days of shipment. Refunds are recognized as a reduction of revenue based on a historical rate of experience when the product sale is consummated. Also, an estimate of the cost to replace a returned product is based on a historical rate of experience and recognized as a liability and related expense when the product sale is consummated. Product returns have not been material to date.
* * * * *
Should you have any further comments or questions with regard to the foregoing, please contact Albert Vanderlaan of Orrick, Herrington & Sutcliffe LLP at (617) 880-2219.

U.S. Securities and Exchange Commission
June 13, 2023

Sincerely,

/s/ Kathleen Valiasek
                        Kathleen Valiasek
Chief Financial Officer

cc:     Albert Vanderlaan
    Orrick, Herrington & Sutcliffe LLP